19006499

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM GROUP, INC. (Flexinvest Securities)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 BROAD STREET, 7TH FLOOR, SUITE 708
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith George (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

SEC Mail Processing Section
APR 12 2019
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, JOSE GONZALEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM GROUP, INC., as of 4/11/19, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PABLO CASSAGNE
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 4/30/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWM Group, Inc.

Financial Statements

December 31, 2018

GWM Group, Inc.
Index to the Financial Statements
December 31, 2018

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
GWM, Group, Inc.
34 East Putnam Avenue
Suite 112 & 113
Greenwich, CT 06830

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of GWM Group, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in shareholder's capital, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Emphasis-of-Matter

As discussed in Note 12 to the financial statements, the company is restating its opening shareholder's capital balance due to an understatement of service fee revenue that was earned, but not recorded in 2017. Our opinion is not modified with respect to this matter.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the GWM Group, Inc.'s auditor since 2019.

Sugar Land, TX

April 10, 2019

GWM Group, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 4,750
Due from clearing firms	238,399
Securities owned, at fair value	46,970
Fixed assets - net of accumulated depreciation of $2,596	15,573
Intangible assets	175,000
Prepaid expenses	15,000
Other assets	16,000
Total Assets	$ 511,692
LIABILITIES AND SHAREHOLDER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 56,793
Total Liabilities	56,793
Capital	
Capital stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding	665
Additional paid-in capital	263,891
Retained earnings	203,305
Less: Cost of treasury stock	(12,962)
Total Equity	454,899
Total Liabilities and Shareholder's Capital	$ 511,692

See notes to financial statements.

GWM Group, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Revenues:	
Margin interest income	$ 555,832
Service fees	146,615
Trading income	(44,238)
Commissions	1,253
Other income	680
Total revenues	660,142
Expenses:	
Compensation and benefits	500,413
Clearing and settlement	932
Technology and communications	250,627
Depreciation	2,596
Occupancy	47,883
Professional fees	94,766
Regulatory fees	26,729
Travel and entertainment	21,129
General and administrative	37,339
Total expenses	982,414
Net income	$ (322,272)

See notes to financial statements.

GWM Group, Inc.
Statement of Changes in Shareholder's Capital
For the Year Ended December 31, 2018

	Total Shareholder's Capital
Balance, January 1, 2018 (Originally Stated)	$ 1,017,848
Prior period revenue adjustment (See Footnote 12)	41,623
Balance, January 1, 2018 (Restated)	1,059,471
Distributions	(572,300)
Contributions	290,000
Net income	(322,272)
Balance, December 31, 2018	$ 454,899

See notes to financial statements.

GWM Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows From Operating Activities	
Net income	$ (322,272)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation & amortization	2,596
(Increase) decrease in assets:	
Due from clearing firms	222,680
Other assets	35,772
Securities owned, at fair value	(46,970)
Prepaid expenses	(15,000)
Increase in liabilities	
Accounts payable and accrued expenses	19,643
Net cash used by operating activities	(103,551)
Cash flows from investing activities	
Purchase of fixed assets	(18,169)
Intangible assets	(175,000)
Sale of investments	572,300
Net cash provided by investing activities	379,131
Cash flows from financing activities	
Contributions by shareholder	290,000
Distribution to shareholder	(572,300)
Net cash used by financing activities	(282,300)
Net increase in cash	(6,720)
Cash and cash equivalents - beginning of the year	11,470
Cash and cash equivalents - end of the year	$ 4,750

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 30
Taxes	$ 390

See notes to financial statements.

Note 1. Nature of Operations

GWM Group, Inc. (The "Company") was incorporated on February 2, 1997, in the state of Texas as a broker-dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company clears all securities transactions through its clearing firms on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k)(2)(ii).

Note 2. Summary of Significant Accounting Policies

a) *Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

b) *Common Stock*

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

c) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. This new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, or leasing contracts. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The guidance requires an entity to follow a five step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when or as the entity satisfies a separate performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2. Summary of Significant Accounting Policies (continued)

d) Revenue Recognition (continued)

The Company's primary revenue sources derive from margin interest earned on customer brokerage accounts and fees generated from administrative services provided in conjunction with third party capital raising activity. Interest is recognized on an accrual basis, while administrative service fees are recognized at a point in time as separate performance obligations are satisfied. Commissions and related clearing expenses are recorded on the trade date, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of operations.

e) *Receivables*

Amounts due from clearing firms are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

f) Fixed Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to operating expenses as incurred; additions and improvements are capitalized.

g) Intangible Assets

Intangible assets are amortized over their estimated useful lives and are evaluated for impairment on an interim basis as certain events arise. An impairment exists when the carrying amount of the intangible asset exceeds its fair value.

h) *Concentration of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may incur losses. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Note 3. Commitments

The Company entered into a lease to occupy the premises at 34 East Putnam Avenue, suites 112 and 113, Greenwich, CT on January 28, 2018, effective February 1, 2018. The lease expires January 31, 2020. The Company posted a $6,000 security deposit on the lease. Rent expense was $35,863 for the year ended December 31, 2018 and is included in occupancy expense in the accompanying statement of operations.

The aggregate minimum annual rent commitment amounts follow, exclusive of escalation charges:

Year	Amount
2019	$ 36,990
2020	$ 3,090

Note 4. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for various customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing firms risk management guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5. Fair Value Measurements

The Company adheres to the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations. Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1. Quoted Prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as level 3.

Note 5. Fair Value Measurements (continued)

The Company maintains a proprietary fractional share account to accommodate customers who trade fractional amounts of liquid exchange traded equity securities. The balance in the account represents residual firm holdings from the trading of such assets.

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Fractional Equities	$ 46,970	$ -	$ -	$ 46,970
Total	$ 46,970	$ -	$ -	$ 46,970

Note 6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2018, the Company had net capital of $186,356 which exceeded requirements by $86,356. The ratio of aggregate indebtedness to net capital was .30 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Note 7. Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 8. Income Taxes

The Company converted from a C-Corp to an S-Corp effectively on January 1, 2015. S-corporations are pass-through entities. As such, there is no federal income tax levied at the corporate level. Instead, an S-corporation's profit is allocated to its shareholder(s) and taxed at the shareholder level.

Note 9. Fixed Assets

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of five or seven years. Depreciation expense for the year ending December 31, 2018 was $2,596 and ending net value of property and equipment was $15,573.

Note 10. Intangible Assets

Other assets include capitalized software development costs of $175,000 at December 31, 2018.

Note 11. Revenue Concentration

One customer accounted for 98% of margin interest income earned for the year ended December 31, 2018.

Note 12. Prior Period Adjustment

The Company is restating its opening shareholder's capital balance due to an understatement of service fee revenue that was earned, but not recorded in 2017. This adjustment corrects opening shareholder's capital balance as well as revenues for the year ending December 31, 2018.

Note 13. New Accounting Pronouncements

On January 1, 2019, the Company adopted ASC 842 which provides accounting guidance related to leases. Under ASC 842, certain lease arrangements will require a lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. The new accounting guidance is not expected to have a material impact to the Company's financial statements.

Note 14. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 10, 2019, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2018

CONFIDENTIAL

GWM Group, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1 of
The Securities and Exchange Commission
As of December 31, 2018
CONFIDENTIAL

Computation of net capital	
Equity	$ 454,899
Deductions and/or charges	
Non-allowable assets	268,543
Net capital	186,356
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	56,793
Aggregate indebtedness	56,793
Computation of basic net capital requirement	
Minimum net capital requirement of 6.67% of aggregate indebtedness	3,788
Minimum dollar requirement	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	100,000
Excess net capital	$ 86,356
Ratio of aggregate indebtedness to net capital	.30 to 1

Reconciliation of the Computation of Net Capital Under SEC Rule 15c3-1	
Net Capital Computed and Reported on FOCUS IIA at December 31, 2018	$171,930
Adjustments:	
Increase (Decrease) in Equity	14,426
Net Capital per Audit	$186,356

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Jose Gonzalez
GWM Group, Inc.
34 East Putnam Avenue,
Suite 112 & 113
Greenwich, CT 06830

Dear Jose Gonzalez:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which GWM Group, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. GWM Group, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. GWM Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GWM Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

April 10, 2019

GWM Group, Inc

34 East Putnam Avenue
Suites 112 & 113
Greenwich, CT 06830
www.gwmgroupinc.com
TEL. (203) 817- 0492 /347-600-9778 FAX (203) 549 - 0759

February 19, 2019

Thayer O'Neal Company, LLC
101 Parklane Blvd.,
Suite 201 - Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, GWM Group, Inc,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Jose C. Gonzalez
President
GWM Group, Inc

02-19-2019
Date

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

GWM Group, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

GWM Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a- 5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. GWM Group, Inc's management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting a difference attributable to the pre-restatement revenue total, as disclosed in the Statement of Shareholder's Capital.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

April 10, 2019

GWM Group, Inc.
Securities Investor Protection Corporation
Schedule of Assessment and Payments
Year Ended December 31, 2018

Period Covered	Date Paid	Amount
Total revenue-pre-restatement		$ 701,765
Deductions		932
SIPC net operating revenues		700,833
General assessment reconciliation for the period from January 1, 2018 through December 31, 2018		$ 1,052
Payment schedule:		
Paid with SIPC-6	7/26//2018	479
Paid with SIPC-7	3/29/2019	573
Total Payments		$ 1,052